VF 3-4-03

03002303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
~~8-42372~~

8-49817

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Witenberg Investment Companies, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9440 Santa Monica Blvd., Suite 600
(No. and Street)

Beverly Hills	California	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Witenberg (310) 724-5555
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name — if individual, state last, first, middle name)

8 Chatham Place	Dix Hills	New York	11746
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED FEB 27 2003 WASH. D.C. 165 PROCESSING SECTION

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3/20/03

COUNTY OF LOS ANGELES
STATE OF CALIFORNIA

OATH OR AFFIRMATION

I, William Witenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Witenberg Investment Companies, Inc., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

—

SUBSCRIBED TO AND SWORN (OR AFFIRMED) TO:
BEFORE ME THIS FEBRUARY 22, 2003

Willi Wit
Signature

CHAIRMAN
Title

Juliana A. Rose
Notary Public

JULIANA A. ROSE
Commission # 1334345
Notary Public - California
Los Angeles County
My Comm. Expires Jan 9, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Controls

*******For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WITENBERG INVESTMENT COMPANIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder
Witenberg Investment Companies, Inc.

We have audited the accompanying statement of financial condition of Witenberg Investment Companies, Inc. as of December 31, 2002 and the related statements of income and retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Witenberg Investment Companies, Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2003

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 38,677
Deposit with clearing broker	500,000
Receivable from brokers	587,788
Other Receivables	11,000
Investments not readily marketable	18,900
Prepaid expenses	29,411
Property and equipment - at cost, less accumulated depreciation of $102,340	18,769
Other assets	3,190
Total Assets	$1,207,735

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 170,747
Loan payable - stockholder	275,000
Total Liabilities	445,747
Stockholder's Equity	
Common stock, no par value, 10 shares authorized, 1 share issued and outstanding	500
Retained earnings	761,488
Total Stockholder's Equity	761,988
Total Liabilities and Stockholder's Equity	$1,207,735

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Trading	$2,116,812
Interest income	76,810
Other income	9,014
Total Revenues	2,202,636
Operating Expenses	
Compensation and employee benefits	1,362,931
Clearance fees and commissions	207,942
Professional fees	109,356
Regulatory fees and assessments	60,958
Occupancy expense	3,578
Communication	22,364
Other expenses	323,045
Total Operating Expenses	2,090,174
Net Income	$ 112,462

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings	Stockholder's Equity
Balance - December 31, 2001	$ 500	$649,026	$ 649,526
Net income - 2002	-	112,462	112,462
Balance - December 31, 2001	$ 500	$761,488	$ 761,988

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities	
Net income	$ 112,462
Adjustment to reconcile net loss to net cash flows from operating activities	
Depreciation and amortization	50,364
Changes in operating assets and liabilities	
Increase in receivable from brokers	(289,574)
Decrease in securities owned	4,801
Increase in investments not readily marketable	(3,300)
Increase in prepaid expenses	(26,411)
Increase in accrued expenses	83,968
Decrease in securities sold, not yet purchased	(3,759)
Cash Flows Used For Operating Activities	(71,449)
Cash Flows from Investing Activities	
Payment of advances to employees	(11,000)
Decrease in deposits	210
Purchase of property and equipment	(43,394)
Cash Flows Used For Investing Activities	(54,184)
Net Decrease in Cash and Cash Equivalents	(125,633)
Cash and Cash Equivalents, Beginning	164,310
Cash and Cash Equivalents, End	$ 38,677

Supplemental Disclosure:	
Cash paid during the period ended for	
Interest	$ 8,776
Income taxes	3,662

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies

Witenberg Investment Companies, Inc., (the "Company"), which became a broker-dealer in 1997, is a member of the National Association of Securities Dealers, Inc. and is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the accelerated cost recovery system.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Securities Owned

Securities owned are carried at quoted market values, and the resulting difference between cost and market is included in income.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation for Federal and State income tax purposes, whereby, the individual stockholder of the Company includes the Company's income or loss on his individual income tax returns. Accordingly, no provision for Federal income tax has been provided. The Company has provided for the State minimum income tax. In addition, pursuant to the "S" election, the Company has provided for the built in capital gains tax subject to the conversion and eliminated the deferred taxes for Federal purposes.

WITENBERG INVESTMENT COMPANIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies - (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Deposit with Clearing Broker

The Company operates principally under a clearance agreement with its clearing broker, whereby such broker assumes and maintains the Company's customer accounts. As part of the agreement, the Company will be required to maintain cash or securities of not less than $500,000.

Note 3 - Receivable from Brokers

Receivable from brokers arise as a result of the Company's normal security transactions.

Note 4 - Loan Payable - Stockholder

The Company has a loan from its sole stockholder in the amount of $275,000, bearing interest at 6% per annum. Interest-only is payable annually with the principal and any unpaid interest due January 2006. For the year ended December 31, 2002, interest expense amounted to $16,500 and is include in accrued expenses.

WITENBERG INVESTMENT COMPANIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 5 - Commitments and Contingencies

Lease

The Company has a noncancellable lease for its offices which matures October 31, 2003. For the year ended December 31, 2002, rent expense amounted to $3,580. Future minimum lease payments for the period ending October 31, 2003 amounts to $17,900.

Pension Plan

The Company established a profit sharing plan. All full time employees, as defined in the plan, are eligible. Contributions to the plan are at the discretion of the trustee of the plan, and there was no contribution for the period ended December 31, 2002.

Concentration of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 6 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2002, the Company had net capital, as defined, of $680,718 which exceeded the required minimum net capital by $580,718. Aggregate indebtedness at December 31, 2002 totalled $445,747 and the ratio of aggregate indebtedness to net capital was .65 to 1.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers located throughout the United States.

SUPPLEMENTARY INFORMATION

WITENBERG INVESTMENT COMPANIES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2002

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital	
Stockholder's equity	$761,988
Deductions - Non-allowable assets	
Prepaid taxes and expenses	29,411
Other receivables	11,000
Property and equipment	18,769
Investment - not-readily tradeable	18,900
Deposits	3,190
	81,270
Net capital, as defined	680,718
Minimum net capital required	100,000
Net capital in excess of minimum requirement	$580,718

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$445,747

Ratio of aggregate indebtedness to net capital

Total aggregate indebtedness	$445,747	=	.65
Net capital	$680,718		

The ratio of aggregate indebtedness to net capital is .65 to 1 compared to the maximum allowable ratio of 15 to 1.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

See accompanying auditors' report.

WITENBERG INVESTMENT COMPANIES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2002

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company uses an independent escrow bank account in accordance with Rule 15c2-4 and does not hold customer funds or securities.

Reconciliation of Computation of Net Capital (in thousands)

Net Capital, per Focus Report	$702,460
Year-end adjustments	(21,742)
Net capital, as computed	$601,000
Aggregate Indebtedness, per Focus report	$424,005
Net adjustments of accrued expenses and other liabilities	21,742
Aggregate indebtedness, as computed	$445,747

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(ii).

See accompanying auditors' report.

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
and Stockholder
Witenberg Investment Companies, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Witenberg Investment Companies, Inc., (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are

required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Witenberg Investment Companies, Inc. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than those specified parties.

February 22, 2003